Exhibit 1.2

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

June 24, 2024

To Our Shareholders:

Inageya Co., Ltd.
Yoshikazu Motosugi
Representative Director and President
Securities code: 8182
To Contact: Kazushige Hamura
Senior Managing Director
(TEL 042-537-5111)

Notice regarding Corrections to Consolidated Earnings Forecast for Second Quarter of Fiscal Year Ending March 31, 2025

As explained in “Corrections to Consolidated Financial Report for the Fiscal Year Ended March 31, 2024 (Japanese GAAP) (Corrections and Numerical Data Corrections),” we hereby inform you that we have made corrections to the consolidated earnings forecast for the second quarter of the fiscal year ending March 31, 2025, which was published on May 10, 2024.

1.	Corrections (Consolidated earnings forecast for the second quarter of the fiscal year ending March 31, 2025: From April 1, 2024, to September 30, 2024)

(rounded down to the nearest million yen)

	Operating revenue	Operating profit	Ordinary profit	Quarterly net profit attributable to owners of the parent	Quarterly net profit per share
Original forecast (Ａ)	127,000	600	550	400	8.63 yen
Corrected forecast (Ｂ)	127,000	600	550	1,631	35.19 yen
Increase（Ｂ)-(Ａ)	0	0	0	1,231
Increase rate（%）	0.0	0.0	0.0	307.8
(Reference) Consolidated results for the second quarter of the previous fiscal year (ending March 31, 2024)	129,199	1,292	1,400	786	16.96 yen

2.	Reason for Corrections

On June 24, 2024, we made corrections to the consolidated business performance of the fiscal year ending March 31, 2024. We concluded an agreement to sell shares of our subsidiary, Welpark Co., Ltd. to Welcia Holdings Co., Ltd. on April 18, 2024, and the corrections relate to the deferred tax liabilities of 1,231 million yen and income taxes-deferred of 1,231 million yen, which should have been recorded in the fiscal year ending March 31, 2024, among other accounting treatment related to the conclusion of the agreement. Because of the corrections, we no longer need to record them in the second quarter of the fiscal year ending March 31, 2025, as we originally planned to do at the time of the publication of the earnings forecast on May 10, 2024, the income taxes-deferred is decreased by the same amount, which is expected to increase the quarterly net profit attributable to owners of the parent.

END